77D      Policies with respect to security investments

         On April 30, 1999 the Board of Trustees voted that Colonial Management Associates, Inc. (Advisor) will no longer invest primarily in lower rated debt securities. The Advisor will invest primarily in tax-exempt bonds that are consistent with the Colonial High Yield Municipal Fund's goals of a high level of after-tax total return by pursuing current income exempt from ordinary federal income tax and opportunities for long-term appreciation.